July 22, 2010
Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street N.E.
Mail Stop 3720
Washington, D.C. 20549

Re:	Tollgrade Communications, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 10, 2010
Definitive Proxy Statement
Filed April 9, 2010
File No. 0-27312
Dear Mr. Spirgel:
          This letter serves as the response of Tollgrade Communications, Inc. (the “Company,” “we,” “our”) to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) in your letter dated July 13, 2010 with regard to the above-referenced filings. The Staff’s comment is set forth below in italics with our response immediately following.
Definitive Proxy Statement
1.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Tollgrade Response:

Based on our review of Item 402(s) of Regulation S-K, we understand that disclosure is required to the extent that risks arising from our compensation policies and practices for our employees are reasonably likely to have a material adverse effect on the Company. Based on a thorough analysis of our compensation policies and practices for our employees, we determined that our compensation policies and practices are not reasonably likely to have a material adverse effect on the Company, and that such disclosure was therefore not required.

TOLLGRADE COMMUNICATIONS, INC.
493 Nixon Road, Cheswick, PA 15024 / 412-820-1400 / 800-878-3399 / Fax: 412-820-1530
30 Knightsbridge Road, Piscataway, NJ 08854 / 732-743-6720 / Fax: 732-980-0284
www.tollgrade.com	TOLLGRADE PROPRIETARY AND CONFIDENTIAL

Mr. Larry Spirgel	Page 2 of 3
Securities and Exchange Commission
July 22, 2010
We reached this conclusion based on an assessment conducted by members of our executive management team, which assessment was thoroughly reviewed by the Compensation Committee of our Board of Directors. Specifically, in January 2010, management team members identified our compensation practices and policies and assessed the risks arising from them. The team reviewed the design and characteristics of our compensation policies and practices, and any performance metrics associated with them, and considered in each case mitigating factors that would reduce the likelihood of excessive risk-taking. At a meeting held in February 2010, our management team presented this assessment to the Compensation Committee of the Board, specifically noting the factors expected to reduce the likelihood of excessive risk taking, and the Compensation Committee concurred with management’s assessment.
In particular, the management team and the Compensation Committee noted the following factors that reduce the likelihood of excessive risk taking:
•	Our overall compensation mix is based on fixed elements such as base salary, as well as variable, incentive-based components that reward employees based on Company financial performance and individual performance measures which are consistent with our long-term strategy.

•	Performance measures established for our incentive compensation plans are tied to indicators of both short-term and long-term Company success, which we believe mitigates the likelihood of excessive risk-taking designed to result in only short-term benefit to the Company.

•	The value of equity incentive compensation is tied to the performance of our stock over multiple years, with employee option grants vesting over a three year period and time-based restricted shares being subject to a three year period of restriction, minimizing the benefit of a temporary spike in our stock price and aligning the interests of our employees with the interests of our shareholders.

•	Commission-based compensation paid to the employees in our sales organization is not paid on any transaction until after revenue has been recognized in accordance with U.S. GAAP, which in our view helps to ensure the quality of earnings and that compensation and risk assigned to the individual is aligned with the revenue and risk borne by the Company.

•	We have significantly reduced over time the number of change in control agreements in effect with executives, significantly reducing the potential cost to the Company of change in control benefits required to be paid in connection with such a transaction. In each case, the payment of change in control benefits is subject to a “double-trigger,” requiring both the occurrence of a change in control event and termination of employment before any benefits would be paid.

Mr. Larry Spirgel	Page 3 of 3
Securities and Exchange Commission
July 22, 2010
•	Our severance policy and executive severance benefits have been reviewed by our third party compensation consultant and determined to be in line with market data, and provide that benefits are not paid in the event of termination of employment for cause.
Based on this assessment, our management team and our Compensation Committee determined that any risks arising from our compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.
* * * * *
In responding to your comment, the Company acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Should you require further clarification or information, please direct any questions or comments to me at (412) 820-1664 or to Michael Bornak, our Chief Financial Officer, at (412) 820-1406.

Sincerely,
/s/ Jennifer M. Reinke
Jennifer M. Reinke
General Counsel

cc:	Jessica Plowgian, Attorney-Advisor
Robert Bartelmes, Senior Financial Advisor
Edward H. Kennedy, CEO and President
Michael D. Bornak, CFO and Treasurer